Exhibit 23.2

Consent Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Alaska Communications Systems Group, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-199923, No. 333-181660, and 333-175179) on Form S-8 of Alaska Communications Systems Group, Inc. of our report dated March 28, 2016, with respect to the consolidated balance sheet of Alaska Communications Systems Group, Inc. as of December 31, 2015, and the related consolidated statements of comprehensive income (loss), stockholders’ equity (deficit), and cash flows, for each of the years in the two-year period ended December 31, 2015, which report appears in the December 31, 2016 annual report on Form 10-K of Alaska Communications Systems Group, Inc.

Anchorage, Alaska

March 16, 2017